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September 26, 2022

BY EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549-3561

Attn:	Loan Lauren Nguyen

Irene Barberena-Meissner

Christina Chalk

Re:          Global Business Travel Group, Inc.

Registration Statement on Form S-4

Filed September 9, 2022

File No. 333-267339

Dear Ms. Nguyen, Ms. Barberena-Meissner and Ms. Chalk:

On behalf of our client, Global Business Travel Group, Inc, (the “Company”), we hereby provide the Company’s responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 filed with the Commission on September 9, 2022.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Loan Lauren Nguyen, Irene Barberena-Meissner and Christina Chalk

U.S. Securities and Exchange Commission

September 26, 2022

Registration Statement on Form S-4

Cautionary Note Regarding Forward Looking Statements, page 2

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. Please revise the disclosure in this section accordingly.

The Company has revised the disclosure on page 2 to state that the safe harbor does not apply to this tender offer.

The Offer and Consent Solicitation

Background and Purpose of the Offer and Consent Solicitation, page 67

2.	Please expand your disclosure regarding the background and purpose of the exchange offer and consent solicitation. In this regard, we note that your Class A common stock has been trading at or below $8.77 per share since June 2, 2022 and had a closing share price of $6.58 on September 20, 2022. We further note the risk factor disclosure you included in your joint proxy statement/prospectus for your business combination on Form S-4 stating that outstanding warrants may expire worthless unless the Acquiror Cayman Class A Ordinary Share price or Domesticated Acquiror Class A Common Stock price, as applicable, is higher than the exercise price during the exercise period.

The Company has added disclosure on page 67 to clarify that the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to increase the number of shares available for trading via the warrant exchange, notwithstanding the current trading price of the Class A common stock, and notwithstanding the possibility that the warrants may expire worthless.

3.	We note your disclosure that one of the purposes of the offer and consent solicitation is to attempt to reduce the potential dilutive impact of the warrants. Please clarify whether you considered the dilutive impact of the exchange offer on your current stockholders. In this regard, we note your risk factor disclosure on page 56 stating that your warrants may be exchanged for shares of Class A Common Stock pursuant to the offer, which will increase the number of shares eligible for future resale in the public market and result in dilution to your stockholders.

The Company has added disclosure on pages 11 and 67. See the response to Comment No. 2.

4.	Clarify to disclose that the private warrant holders will participate in the exchange offer and that pursuant to the APSG IPO, the Company sold an aggregate of 12,224,134 Private Placement Warrants to the Sponsor at a purchase price of $1.50 per Private Placement Warrant.

The Company has revised the Registration Statement on page 67 to add the requested disclosure.

* * * * *

Please contact me at (212) 735-2918 or gregory.fernicola@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Gregory A. Fernicola, Esq.

cc:	Eric J. Bock, Chief Legal Officer, Global Business Travel Group, Inc.

Peter D. Serating, Skadden, Arps, Slate, Meagher & Flom LLP

Christian O. Nagler, Kirkland & Ellis LLP